Exhibit (a)(3)

2011 Annual Report	April 30, 2012

TO OUR EVERFLOW PARTNERS . . .

Everflow Eastern Partners, L.P. incurred development costs of $1.9 million during 2011. The Standardized Measure of Discounted Future Net Cash Flows decreased by $696,000 between December 31, 2010 and December 31, 2011 due primarily to a decrease in natural gas prices, offset somewhat by an increase in crude oil prices. Total assets of the Company amounted to $66.2 million with partners’ equity of $56.2 million.

The Company has numerous annual contracts, which obligate Dominion Field Services, Inc. and Interstate Gas Supply, Inc. to purchase, and the Company to sell and deliver, .62 BCF from the Company’s crude oil and natural gas properties throughout the contract periods, currently through October 2012. Weighted average annual prices under these contracts range from $5.23 to $5.54 per MCF with excess natural gas production priced at the NYMEX settled price plus a basis adjustment.

The Company distributed $2.25 per Unit during 2011 and reported net taxable income of $1.61 per Unit. Net taxable income is determined by adding ordinary income, interest and dividends and deducting charitable contributions, intangible drilling costs, percentage depletion and the domestic production activities deduction on a per Unit basis.

FINANCIAL REPORT

Enclosed with this Newsletter is the following financial information:

•  Audited 2011 Consolidated Financial Report for Everflow Eastern Partners, L.P., including Notes to Consolidated Financial Statements.

•  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 27, 2012.

RESERVE REPORT

Enclosed is a copy of the letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest. Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed financial statements (see Note 11 of the Notes to Consolidated Financial Statements).

REPURCHASE RIGHT

As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

Between April 30, 2012 and June 29, 2012, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2011, as adjusted for quarterly distributions since that date.

Based on the Company’s audited financial statements (enclosed), the Purchase Price this year is $8.29 per Unit calculated as follows:

Total partners’ equity at December 31, 2011	$56,159,000
Add:
Standardized Measure of Discounted
Future Net Cash Flows	60,562,000
Tax effect adjustment	1,266,000

61,828,000
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	174,096,000
Less Depletion and Amortization	(135,054,000)

39,042,000

Adjusted Book Value	78,945,000
66% of Adjusted Book Value	52,104,000
98.82% Limited Partners’ share	51,489,000
Unit price based on 5,616,422 Units	9.17
Less Distribution - January 2012	0.50
Less Distribution - April 2012	0.38

Calculated Purchase Price	$8.29

Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 — 330-533-2692 Page 1 of 2

Newsletter	April 30, 2012

Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

SALE OF DEEP RIGHTS

In November 2010, the Company agreed to sell its deep rights in certain Ohio properties for cash consideration (the “Disposition”). The Disposition includes no producing reserves, and the Company will retain the rights to the shallow portion of the acreage subject to the agreement.

In February 2012, the Company closed on the first part of the Disposition with the sale of approximately 28,000 acres for cash consideration net to the Company’s interest of approximately $35 million.

The Company anticipates holding a second and final closing with the purchaser during the second quarter of 2012 (the “Final Closing”), as additional time is needed to allow the Company to cure various potential defects in the Company’s lease rights in the subject acreage as described in the closing conditions of the agreement. The Company anticipates that there will be certain defects that it will be unable to cure. By the completion of the Final Closing, the Company does not expect additional cash consideration net to the Company’s interest to exceed $3 million. There can be no assurance that all of the conditions to the Final Closing will be satisfied or that the Company’s expectations as to cash consideration to be received by completion of the Final Closing will be realized.

The Company may make a special distribution relative to the Disposition to unitholders of record on February 21, 2012, which is the date the first part of the Disposition was closed. The amount or timing of such special distribution, if any, has not yet been determined by the Company.

585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 — 330-533-2692 Page 2 of 2